Mail Stop 7010

January 31, 2006

Via U.S. mail and facsimile

E. Scott Beattie
Chairman and Chief Executive Officer
Elizabeth Arden, Inc.
14100 N.W. 60th Avenue
Miami Lakes, FL  33014

	RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Form 10-Q for the fiscal quarter ended September 30, 2005
		File No. 1-6370


Dear Mr. Beattie:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended June 30, 2005

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 18

Results of Operations, page 22

Year Ended June 30, 2005 Compared to Year Ended January 31, 2004,
page 23
2. You have disclosed various components, which have contributed to
increases and decreases within your income statement line items, including but not limited to, net sales, gross profit and SG&A. Some of the components you have cited include the following:
* higher net sales,
* impact of foreign currency rates,
* lower supply chain distribution costs,
* higher incentive compensation costs, and
* higher advertising and product development costs.
Your disclosure should include additional details that explain the reasons for each component you cite, which attributed to the change and should also quantify the effect each of these components had on
the increases and decreases within the income statement line items,
including those components that offset one another.  Please show us
what your revised MD&A disclosure for fiscal year ended June 30,
2005
compared to fiscal year ended January 31, 2004 and the five-month transition period ended June 30, 2004 compared to five months ended
June 28, 2003 will look like.

3. In Item 1 you disclosed that you launched various new products, including a Britney Spears fragrance; curious, a new Elizabeth Arden fragrance, Elizabeth Arden Provocative Woman, and new skin care and color products during the fiscal year ended June 30, 2005. You also disclosed various new products launched during the fiscal year ended
January 31, 2004, including a new Elizabeth Arden fragrance, Red
Door
Revealed and new skin care and color products. Please expand your disclosure to discuss the impact these products had on your net sales and gross profit. Please also provide this expanded disclosure for the five-month transition period ended June 30, 2004 compared to five months ended June 28, 2003.

Liquidity and Capital Resources, page 28
4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Statements of Operations, page 40
5. Your disclosure regarding the types of costs you include in your cost of sales included in Note 1 to your financial statements does not include royalty payments and licensing fees paid related to the products you sell. Based on your disclosures, it does not appear that these costs are included as a component in calculating your gross profit. In addition, it also appears as though the amortization derived from your intangible assets is not included as a component in calculating your gross profit and alternatively is included in the line item depreciation and amortization expense. Please tell us how you determined these costs should not be included as a component in determining your gross profit.

Statements of Shareholders` Equity, page 41
6. Please revise you statements of shareholders` equity to include on
the face of the statement the reclassification adjustments made to your comprehensive income during the periods. Similarly, please also include the related income tax effects allocated to each component of
other comprehensive income.  Alternatively, you may disclose this in
a note to your financial statements.  Refer to paragraphs 20 and
25
of SFAS 130.










Notes to Financial Statements

1. General Information and Summary of Significant Accounting
Policies, page 44

Advertising and Promotional Costs, page 46
7. You disclosed here and on page 10 that you enter into cooperative advertising programs with your retailers. You also disclosed that these costs are a component of your advertising and promotional costs, which are expensed as incurred. Please also disclose the portion of your advertising and promotional costs that represent cooperative advertising for each period presented. Please also discuss in MD&A any significant estimates resulting from your cooperative advertising programs. Refer to EITF 01-9.

4. Accounts Receivable, Net, page 50
8. Based on your disclosure, it appears as though your allowance for sales returns decreased by over 50% from January 31, 2004 to June 30,
2005 and decreased by over 20% from January 31, 2003 to January
31,
2004. Please expand your disclosure to discuss the business reasons for changes in your allowance for sales returns between January 31,
2003 and January 31, 2004 and between January 31, 2004 and June
30,
2005.

17. Geographic Information, page 83
9. Please expand your disclosure to include net sales attributable to individual foreign countries, if material. Refer to paragraph
38(a)
of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Comments applicable to your overall filing
10. Please address the comments above in your interim Forms 10-Q as well.

Form 8-K filed on November 3, 2005

11. Your statement of operations data included in your Form 8-K contains a line item, for adjusted net income before giving effect to the adoption of SFAS 123(R). You have included a footnote stating that this is a non-GAAP financial measure and why you feel as thought it is an important metric in understanding your operating performance. Please revise your Form 8-K to include a reconciliation of this line item to net income. Refer to Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.
12. Your discussion regarding your first quarter results, stock repurchase plan, and your outlook includes free cash flow and financial measures, which exclude compensation costs related to SFAS
123(R) and charges related to debt extinguishment charges, which are non-GAAP financial measures. Please expand your disclosure to include the following:
* a discussion which details why the presentation of each of these non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations,
* a reconciliation and discussion regarding each of these non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, and
* disclosure stating your free cash flow may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.
Please refer to Regulation G and Item 10(e)(1)(i) of Regulation S-
K.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.








	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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E. Scott Beattie
Elizabeth Arden, Inc.
January 31, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE